UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

YRC Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984249607

(CUSIP Number)

Christopher Pucillo

Solus Alternative Asset Management LP

410 Park Avenue, 11th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 13 Pages)

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(1)	Names of reporting persons Solus Alternative Asset Management LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power N/A
	(8)	Shared voting power 990,323[1]
	(9)	Sole dispositive power N/A
	(10)	Shared dispositive power 990,323[2]
(11)	Aggregate amount beneficially owned by each reporting person 990,323[3]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.43%
(14)	Type of reporting person IA

[1]	Includes 800,715 shares of Common Stock (as defined in Item 1) issuable upon exercise of Series B Notes (as defined in Item 3).
[2]	See Footnote 1.
[3]	See Footnote 1.

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(1)	Names of reporting persons Solus GP LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power N/A
	(8)	Shared voting power 990,323[4]
	(9)	Sole dispositive power N/A
	(10)	Shared dispositive power 990,323[5]
(11)	Aggregate amount beneficially owned by each reporting person 990,323[6]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.43%
(14)	Type of reporting person OO

[4]	Includes 800,715 shares of Common Stock issuable upon exercise of Series B Notes.
[5]	See Footnote 4.
[6]	See Footnote 4.

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(1)	Names of reporting persons Christopher Pucillo
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power N/A
	(8)	Shared voting power 990,323[7]
	(9)	Sole dispositive power N/A
	(10)	Shared dispositive power 990,323[8]
(11)	Aggregate amount beneficially owned by each reporting person 990,323[9]
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.43%
(14)	Type of reporting person IN

[7]	Includes 800,715 shares of Common Stock issuable upon exercise of Series B Notes.
[8]	See Footnote 7.
[9]	See Footnote 7.

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This Amendment No. 3 (this “Amendment”) reflects changes to the information in the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013 by Solus Alternative Asset Management LP, a Delaware limited partnership (“Solus”), Solus GP LLC, a Delaware limited liability company, which serves as the general partner to Solus (“Solus GP”), and Christopher Pucillo, a United States citizen, who serves as managing member of Solus GP (“Pucillo”, and together with Solus and Solus GP, the “Reporting Persons”), relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on December 11, 2013, and by Amendment No. 2, filed by the Reporting Persons with the SEC on December 13, 2013 (as so amended, the “Schedule 13D”). Except as otherwise indicated, capitalized terms used and not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Persons acquired 189,608 shares of Common Stock through open market purchases for an aggregate consideration of approximately $1,875,431. The Reporting Persons also acquired $12,819,310 principal amount of the Issuer’s 10% Series B Convertible Senior Secured Notes (the “Series B Notes”) for an aggregate consideration of approximately $16,672,531. The Series B Notes are convertible into an aggregate of 800,715 shares of Common Stock. As a result, the Reporting Persons may be deemed to beneficially own a total of 990,323 shares of Common Stock.

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The Reporting Persons obtained the funds necessary to purchase such shares from the existing capital of the Funds.

The Reporting Persons acquired $28,589,922 principal amount of the Issuer’s 10% Series A Convertible Senior Secured Notes (the “Series A Notes”) through open market purchases for an aggregate consideration of approximately $26,183,597.92. Pursuant to Section 10.01 of the indenture governing the Series A Notes, dated as of July 22, 2011, by and among the Issuers, the guarantors party thereto and U.S. Bank National Association (the “Series A Notes Indenture”), the Series A Notes may be converted into shares of Common Stock at a conversion price per share of $34.0059 and a conversion rate of 29.4067 common shares per $1,000 of Series A Notes. Pursuant to Section 4(l) of the Stock Purchase Agreement (as defined in Item 4), the Reporting Persons irrevocably agreed not to convert, and agreed to not permit any of its controlled affiliates to convert, any of the Series A Notes held by it into shares of Common Stock and agreed to not otherwise sell, assign or otherwise transfer any of its Series A Notes. The agreement not to convert the Series A Notes is binding, irrevocable and unconditional and shall survive any termination of the Stock Purchase Agreement or the completion of the transactions contemplated by the Stock Purchase Agreement. The restriction on the Reporting Persons’ right to sell, assign or transfer any of its Series A Notes (other than to affiliates and funds or accounts managed by the Reporting Persons and its affiliates) shall terminate upon the termination of the Stock Purchase Agreement. As a result, the Reporting Persons are not deemed to beneficially own any of the shares of Common Stock that otherwise could have been issued upon conversion of the Series A Notes.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated:

The securities covered by this Schedule 13D were acquired for investment purposes only and such acquisitions were not intended to, and did not, affect any change in the control of the Issuer.

On December 23, 2013, the Reporting Persons and certain affiliated funds entered into a Stock Purchase Agreement, dated as of December 22, 2013, by and among the Issuer and the buyers party thereto (the “Stock Purchase Agreement”). Pursuant to the Stock Purchase Agreement, the Reporting Persons agreed to acquire, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, 1,666,667 shares of Common Stock for an aggregate consideration of approximately $25,000,000. The obligation of the Reporting Persons to purchase the shares, and the obligation of the Issuer to sell the shares, is subject to a number of conditions, including conditions outside of the control of the Reporting Persons and its affiliates. As a result, the Reporting Persons are not currently deemed to beneficially own the 1,666,667 shares of Common Stock which may be acquired upon the closing of the transactions contemplated by the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is filed as Exhibit 5 hereto and the descriptions of the terms thereof in this Amendment are qualified in their entirety by reference thereto.

On December 23, 2013, the Reporting Persons entered into an Exchange Agreement, dated as of December 22, 2013, by and among the Issuer and the holders party thereto (the “Exchange

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Agreement”). Pursuant to the Exchange Agreement, the Reporting Persons agreed to exchange, upon the terms and subject to the conditions set forth in the Exchange Agreement, $12,819,310 principal amount of the Series B Notes for 854,621 shares of Common Stock. The obligation of the Reporting Persons to exchange the Series B Notes for shares of Common Stock, and the obligation of the Issuer to effect such exchange, is subject to a number of conditions, including conditions outside of the control of the Reporting Persons and its affiliates. As a result, the Reporting Persons are not currently deemed to beneficially own the additional 53,906 shares that they would acquire upon consummation of the transactions contemplated by the Exchange Agreement (which shares are in addition to the 800,715 shares of Common Stock that the Reporting Person could currently acquire upon conversion of the Series B Notes and which the Reporting Persons may be deemed to beneficially own). A copy of the Exchange Agreement is filed as Exhibit 6 hereto and the descriptions of the terms thereof in this Amendment are qualified in their entirety by reference thereto.

The terms of the Stock Purchase Agreement and the Exchange Agreement, as well as the terms of the Registration Rights Agreement entered into pursuant to the Stock Purchase Agreement and the Exchange Agreement, are summarized in Item 6 below.

The Reporting Persons intend to periodically review their investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s securities and indebtedness, general economic and market conditions and other investment opportunities, the Reporting Persons may: (a) acquire additional securities or indebtedness of the Issuer; (b) dispose of all or a portion of the securities reported herein through open market or privately negotiated transactions; or (c) enter into hedging or other similar transactions with respect to the securities or the indebtedness of the company.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraph 4 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

Each Reporting Person may be deemed to beneficially own 990,323 shares of the Common Stock (representing approximately 8.43% of the Issuer’s outstanding shares of Common Stock). The Reporting Persons may be deemed to share voting power and dispositive power with each other with respect to the shares of Common Stock held by them.

Paragraph 7 of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) Except (i) as set forth in Items 3 and 4 herein and (ii) as set forth in the second amended and restated Exhibit 1 to Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on December 13, 2013, there have been no transactions with respect to the shares of Common Stock during the sixty days prior to the date of filing of this Schedule 13D by the Reporting Persons.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

The agreement between the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 2.

Registration Rights Agreements for the Series A Notes and Series B Notes

The Reporting Persons entered into a joinder agreement pursuant to the terms of the Registration Rights Agreement with respect to the Series A Notes, dated as of July 22, 2011, by and among the Issuer, the holders party thereto and the guarantors party thereto, in the form filed as Exhibit 10.9 to the Issuer’s 10-Q filed on August 8, 2011 (the “Series A Notes Registration Rights Agreement”), pursuant to which the Reporting Persons acquired Series A Notes which may be converted into shares of Common Stock at a conversion price per share of $34.0059 and a conversion rate of 29.4067 common shares per $1,000 of Series A Notes.

The Reporting Persons entered into a joinder agreement pursuant to the terms of the Registration Rights Agreement with respect to the Series B Notes, dated as of July 22, 2011, by and among the Issuer, the holders party thereto and the guarantors party thereto, in the form filed as Exhibit 10.10 to the Issuer’s 10-Q filed August 8, 2011 (the “Series B Notes Registration Rights Agreement”), pursuant to which the Reporting Persons acquired Series B Notes which may be converted into shares of Common Stock at a conversion price per share of approximately $18.5334 and a conversion rate of 53.9567 common shares per $1,000 of the Series B Notes.

Stock Purchase Agreement

On December 23, 2013, the Reporting Persons and certain affiliated funds (the “Buyers”) and the Issuer entered into the Stock Purchase Agreement, pursuant to which the Buyers agreed to, among other things: (a) purchase from the Issuer 1,666,667 shares of Common Stock for a purchase price of $15.00 per share; (b) exchange all of the Series B Notes that they own for shares of Common Stock pursuant to the Exchange Agreement (such exchange, together with the Issuer’s exchange of Series B Notes of certain other investors for shares of Common Stock on substantially similar terms, the “Series B Notes Exchanges”); and (c) deliver their irrevocable consent to certain amendments (the “Proposed Amendments”) to the indenture governing the Series B Notes, dated as of July 22, 2011, by and among the Issuer, the guarantors party thereto and U.S. Bank National Association (the “Series B Notes Indenture”). The Proposed Amendments, if they are adopted and become effective, would eliminate substantially all of the restrictive covenants, certain events of default and other related provisions contained in the Series B Notes Indenture and would release and discharge the liens on the collateral securing the Series B Notes.

In addition, the Stock Purchase Agreement provides that the Buyers shall not, without the prior written consent of the Issuer, until the earliest of the termination of the Stock Purchase Agreement, the date that is six months after the closing of the Stock Purchase Agreement and the date of the public announcement of a Change of Control (as defined in the Stock Purchase Agreement): (a) acquire Common Stock or any securities convertible or exchangeable into Common Stock such that the Buyers would be deemed to be the beneficial owner of 30% or

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more of the Issuer’s voting securities on a fully-diluted basis; (b) solicit proxies for any Issuer shareholders meeting; (c) make a tender or exchange offer for Common Stock; (d) propose any merger, consolidation or other business combination with the Issuer or a purchase of all or substantially all of the Issuer’s assets; or (e) other than with its affiliates, form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with respect to any of the activities set forth in this paragraph.

Pursuant to the Stock Purchase Agreement, the Issuer agreed to, among other things: (a) hold an annual or special meeting of stockholders as promptly as practicable following execution of the Stock Purchase Agreement to vote on a proposal to (i) approve an amendment to the Issuer’s certificate of incorporation to increase the amount of authorized shares of Common Stock to a number of shares sufficient for effecting the conversion of the preferred stock of the Issuer (“Preferred Stock”) into shares of Common Stock and (ii) in order to comply with the Nasdaq stockholder approval requirements relating to the issuance of shares of Common Stock upon conversion of the Preferred Stock, approve the removal of any restrictions on the conversion of the Preferred Stock; and (b) subject to the receipt of Financing Facilities Consents (as defined in the Stock Purchase Agreement), repurchase all of the Buyers’ Series A Notes at a cash purchase price equal to 100% of the aggregate principal amount of such Series A Notes, plus all accrued and unpaid interest thereof up to, but not including the dates such Series A Notes are repurchased.

The closing of the transactions contemplated by the Stock Purchase Agreement is subject to the conditions to closing set forth in the Stock Purchase Agreement, and is expected to occur on the second business day after each party has confirmed that all of the conditions to closing have been satisfied (or waived). The conditions to the Buyers’ obligations to close include: (a) all of the conditions to effectiveness (other than the passage of time) of the Extension of the Agreement for the Restructuring of the YRC Worldwide Inc. Operating Companies, by and among YRC Inc., USF Holland, Inc., New Penn Motor Express, Inc., USF Reddaway and the Teamsters National Freight Industry Negotiating Committee of the International Brotherhood of Teamsters (the “IBT Agreement”) have been met; (b) the amendment and extension of the Issuer’s Amended and Restated Contribution Deferral Agreement, with respect to at least 90% of the obligations, to December 31, 2019; (c) the consummation of the Series B Notes Exchanges; and (d) the receipt of proceeds from the issuance of the Common Stock and Preferred Stock of not less than $250,000,000 and the exchange or conversion of at least $45,000,000 principal amount of Series B Notes, in each case pursuant to the Stock Purchase Agreement, the Exchange Agreement and other stock purchase agreements and exchange agreements that the Issuer entered into with other investors on substantially similar terms.

The Buyers may terminate the Stock Purchase Agreement if the closing has not occurred before the earliest of (a) the date that is five business days after the conditions to closing have been satisfied (or waived), (b) February 13, 2014 and (c) the date on which an event of default occurs under the Issuer’s existing senior credit agreement as a result of the failure to repay, extend, restructure or refinance the Issuer’s 6% Convertible Senior Notes on or prior to February 1, 2014.

Exchange Agreement

On December 23, 2013, the Reporting Persons and certain affiliated funds (the “Holders”) and the Issuer entered into the Exchange Agreement, pursuant to which (a) the Issuer and the Holders

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agreed to exchange the Series B Notes held by the Holders for 854,621 shares of Common Stock in a private placement and (b) the Holders agreed to deliver their irrevocable consent to the Proposed Amendments to the Series B Notes Indenture.

The closing of the transactions contemplated by the Exchange Agreement is subject to the conditions to closing set forth in the Exchange Agreement, and is expected to occur on the second business day after each party has confirmed that all of the conditions to closing have been satisfied (or waived). The conditions to the Holders’ obligations to close include: (a) all of the conditions to effectiveness (other than the passage of time) of the IBT Agreement have been met; (b) the amendment and extension of the Issuer’s Amended and Restated Contribution Deferral Agreement, with respect to at least 90% of the obligations, to December 31, 2019; and (c) the receipt of proceeds from the issuance of the Common Stock and Preferred Stock of not less than $250,000,000 and the exchange or conversion of at least $45,000,000 principal amount of Series B Notes, in each case pursuant to the Stock Purchase Agreement, the Exchange Agreement and other stock purchase agreements and exchange agreements that the Issuer entered into with other investors on substantially similar terms. The Holders may, at their option, elect to close the transactions contemplated by the Exchange Agreement notwithstanding the Issuer’s failure to satisfy these conditions, by delivering written notice to the Issuer, if the conditions to the Issuer’s obligation to close are met (or waived).

The Holders may terminate the Exchange Agreement if the closing has not occurred before the earliest of (a) the date that is five business days after the conditions to closing have been satisfied (or waived), (b) February 13, 2014 and (c) the date on which an event of default occurs under the Issuer’s existing senior credit agreement as a result of the failure to repay, extend, restructure or refinance the Issuer’s 6% Convertible Senior Notes on or prior to February 1, 2014.

Registration Rights Agreement for the Common Stock

In connection with the Stock Purchase Agreement and the Exchange Agreement, on December 23, 2013, the Reporting Persons and certain affiliated funds (the “Purchasers”) and the Issuer entered into a registration rights agreement, dated as of December 22, 2013, by and among the Issuer and purchasers party thereto (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file, within three business days of the closing of the Stock Purchase Agreement and Exchange Agreement (the “Financing Transactions”), a registration statement under the Securities Act, registering the resale by the Purchasers of the shares received by them pursuant to the Financing Transactions. The Issuer also agreed to use commercially reasonable efforts to have the registration statement declared effective by the date that is ninety (90) calendar days following the closing of the Financing Transactions; provided, however, if the Issuer is notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments, the effectiveness deadline will be the later of (a) the fifth business day following the date on which such notice is received by the Issuer and (b) the business day immediately prior to the closing of the Financing Transactions.

If the Issuer breaches certain of its obligations under the Registration Rights Agreement (an “Event”), the Issuer will pay the Purchasers liquidated damages in cash at a rate equal to 1.00% per annum of the sum of (a) the purchase price of Common Stock acquired pursuant to the Stock Purchase Agreement then held by the Purchasers, and (b) $15 multiplied by the number of shares of Common Stock received upon exchange or conversion of the Series B Notes then held by the

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Purchasers. The registration rights are subject to the restrictions in the Registration Rights Agreement. The Issuer will pay the expenses in connection with the registration, other than underwriting discounts and selling commissions of the Purchasers.

A copy of the Registration Rights Agreement is filed as Exhibit 7 hereto and the descriptions of the terms thereof in this Amendment are qualified in their entirety by reference thereto.

Confidentiality Agreement

In connection with the Issuer’s and Reporting Persons’ negotiations of the Stock Purchase Agreement, Exchange Agreement and Registration Rights Agreement, the Issuer and the Reporting Persons also entered into a customary Confidentiality Agreement (the “Confidentiality Agreement”).

*        *        *

The descriptions of the Joint Filing Agreement, Series A Notes Registration Rights Agreement, Series B Notes Registration Rights Agreement, Stock Purchase Agreement, Exchange Agreement, Registration Rights Agreement and Confidentiality Agreement are summaries only and are qualified in their entireties by the actual terms of each of such agreements, copies of which are filed as Exhibits to this Amendment (with the exception of the Confidentiality Agreement) and are incorporated herein by reference.

Except for the Joint Filing Agreement, Series A Notes Registration Rights Agreement, Series B Notes Registration Rights Agreement, Stock Purchase Agreement, Exchange Agreement, Registration Rights Agreement and Confidentiality Agreement, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

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Item 7.	Material to be Filed as an Exhibit

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1:	Transactions in the shares of Common Stock (second amended and restated) (incorporated herein by reference to the second amended and restated Exhibit 1 to Amendment No. 2 to the Schedule 13D filed on December 13, 2013 by the Reporting Persons with the SEC)

Exhibit 2:	Joint Filing Agreement (incorporated herein by reference to Exhibit 2 to the Schedule 13D filed on November 29, 2013 by the Reporting Persons with the SEC)

Exhibit 3:	Series A Notes Registration Rights Agreement (incorporated herein by reference to Exhibit 10.9 to the 10-Q filed on August 8, 2011 by the Issuer with the SEC)

Exhibit 4:	Series B Notes Registration Rights Agreement (incorporated herein by reference to Exhibit 10.10 to the 10-Q filed on August 8, 2011 by the Issuer with the SEC)

Exhibit 5:	Stock Purchase Agreement (filed herewith)

Exhibit 6:	Exchange Agreement (filed herewith)

Exhibit 7:	Registration Rights Agreement (filed herewith)

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2013

By:	/s/ Christopher Pucillo
Christopher Pucillo individually and as managing member of Solus GP LLC, for itself and as the general partner of
Solus Alternative Asset Management LP